Bryan P. Wright Vice President, CAO, & Controller	100 Constellation Way Suite 600C Baltimore, Maryland 21202 410 470-3213

June 16, 2010

By Electronic Transmission

Mr. Scott Stringer

Staff Accountant

Division of Corporate Finance, Mail Stop 3561

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0404

Re:          Constellation Energy Group, Inc.

Comment Letter, dated June 7, 2010

Form 10-K for Fiscal Year Ended December 31, 2009

Filed February 26, 2010

File No. 1-12869

Dear Mr. Stringer:

We received your letter dated June 7, 2010 on the Constellation Energy Group, Inc. Form 10-K for Fiscal Year Ended December 31, 2009.  We note your requested response time of 10 business days.

Per our discussion, due to the availability of employees critical to the review of our response, we respectfully request a ten business day extension such that our response will be provided via EDGAR by no later than Tuesday, July 6, 2010.

Please feel free to contact me if you have any questions.

Sincerely,

/s/ Bryan P. Wright
Bryan P. Wright